Exhibit 15.1

[Letterhead of Commerce & Finance Law Offices]

April 27, 2015

Qihoo 360 Technology Co. Ltd.

Building No. 2

6 Jiuxianqiao Road, Chaoyang District

Beijing 100015, People’s Republic of China

Dear Sirs:

We hereby consent to the use of our name under the caption "Risk Factors" included in the Annual Report on Form 20-F of Qihoo 360 Technology Co. Ltd. for the year ended December 31, 2014 filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the regulations promulgated thereunder.

Yours faithfully,

/s/ Commerce & Finance Law Offices
Commerce & Finance Law Offices